[WR LETTERHEAD]

Via EDGAR and Facsimile

September 15, 2008

Mr. Terence O’Brien, Accounting Branch Chief

Ms. Tracey Houser, Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

1 Station Place, N.E., Stop 7010

Washington, D.C. 20549

RE:	Optical Cable Corporation
Form 10-K for the Fiscal Year Ended October 31, 2007
Filed January 29, 2008
Forms 10-Q for the Fiscal Quarters Ended January 31, 2008 and
April 30, 2008
File No. 0-27022

Dear Mr. O’Brien and Ms. Houser:

On behalf of our client Optical Cable Corporation, (“Optical Cable”), we are providing responses to the Staff’s letter of comments, dated August 14, 2008 (the “Staff Letter”), with respect to Optical Cable’s Form 10-K for the Fiscal Year Ended October 31, 2007 and Optical Cable’s Forms 10-Q for the Fiscal Quarters Ended January 31, 2008 and April 30, 2008. This letter has been submitted by facsimile and by EDGAR. A hard copy has been sent by overnight courier for delivery on September 16, 2008.

Annexed to this letter is a copy of the Staff Letter. Set forth below are Optical Cable’s responses to the Staff Letter. The numbered paragraphs in this letter correspond to the numbers contained in the Staff Letter. Page numbers referred to in the following paragraphs correspond to the page numbers of the Form 10-K and Form 10-Q. Capitalized terms that are not otherwise defined have the meanings given to them in the Form 10-K or Form 10-Q, unless the context indicates otherwise.

Form 10-K for the Fiscal Year Ended October 31, 2007

COMMENT:

Exhibit 13

Management’s Discussion and Analysis of Results of Operations and Financial Condition,

1. We note your response to comment 1 in our letter dated July 14, 2008. Specifically, we note

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your position that your results of operations discussion and analysis fully complies with the reporting obligations set forth in Regulation S-K and the additional guidance in Section 501 of the Financial Reporting Codification. We further note your position with regards to the first two examples that highlight areas that could be improved in terms of providing investors with more detailed analyses of the factors that impact income from continuing operations so that investors may understand your historical operating results along with expectations for the future as seen through the eyes of management. However, it remains unclear how you determined your current discussion and analysis of your results of operations could not be improved upon in future filings based on the guidance in Item 303 of Regulation S-K and Section 501 of the Financial Reporting Codification. Specifically, we note the following guidance:

•

Item 303(A)(3)(i) and (iii) of Regulation S-K states: “Describe any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations and, in each case, indicate the extent to which income was so affected. In addition, describe any other significant components of revenues or expenses that, in the registrant’s judgment, should be described in order to understand the registrant’s results of operations. To the extent that the financial statements disclose material increases in net sales or revenues, provide a narrative discussion of the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services.”

•

Section 501.04 of the Financial Reporting Codification notes: “Some Project registrants did not provide adequate disclosure of the reasons for material year-to-year changes in line items, or discussion and quantification of the contribution of two or more factors to such material changes. Instruction. 4 to Item 303(a) requires a discussion of the causes of material changes from year-to-year in financial statement line items “to the extent necessary to an understanding of the registrant’s businesses as a whole.” An analysis of changes in line items is required where material and where the changes diverge from changes in related line items of the financial statements, where identification and quantification of the extent of contribution of each of two or more factors is necessary to an understanding of a material change, or where there are material increases or decreases in net sales or revenue.”

•

Section 501 .07 of the Financial Reporting Codification states, in part: “in preparing MD&A disclosure, registrants should be guided by the general purpose of the MD&A requirements: to give investors an opportunity to look at the registrant through the eyes of management by providing a historical and prospective analysis of the registrant’s financial condition and results of operations, with particular emphasis on the registrant’s prospectus for the future.”

•

Section 501.12.b.3. of the Financial Reporting Codification states, in part: “Quantification of the material effects of known material trends and uncertainties can promote understanding. Quantitative disclosure should be considered and may be required to the extent material if quantitative information is reasonably available.”

•	Section 501.12.b.4. of the Financial Reporting Codification states, in part: “Identifying the intermediate effects of trends, events, demands, commitments and uncertainties alone,

without describing the reasons underlying these effects, may not provide sufficient insight for a reader to see the business through the eyes of management. A thorough analysis often will involve discussing both the intermediate effects of those matters and the reasons underlying those intermediate effects. For example, if a company’s financial statements reflect materially lower revenues resulting from a decline in the volume of products sold when compared to a prior period, MD&A should not only identify the decline in sales volume, but also should analyze the reasons underlying the decline in sales when the reasons are also material and determinable. The analysis should reveal underlying material causes of the matters described, including for example, if applicable, difficulties in the manufacturing process, a decline in the quality of a product, loss in competitive position and market share, or a combination of conditions.”

Based on the few relevant excerpts from the guidance on results of operations discussion and analysis, we continue to believe there are areas in which you could improve upon in future filings. As noted in our previous comment, these are just a few examples we noted:

•	There are instances in which you are not quantifying the impact multiple factors listed have had on a specific line item.

•

You attribute the increase in total net sales to an increase in sales for specialty markets offset by a decrease in commercial market sales. The explanation provided for these factors is “[w]e believe these product sales patterns are a result of a number of factors including market demand fluctuations, the timing of projects and other factors affecting product demand in certain specialty markets and our commercial market.” Such explanation does not appear to provide investors with sufficient information to understand the specific reasons underlying the increase in specialty markets and decrease in commercial markets.

•

You state that your “gross profit margin percentages are heavily dependent upon product mix...” However, you do not provide an analysis for each period presented of your product mix. On page 8 you note that single-mode cables have lower margins than your multimode fiber. However, you do not expand upon this point to provide investors with information about your product mix to understand how this statement is specifically impacting the gross profit margin for each period presented.

•

The benefit you have received from extraterritorial income exclusion has materially impacted your effective tax rate but did decline significantly in fiscal year 2007. We note no explanation of this item that materially impacted your effective tax rate and why it declined in fiscal year 2007.

We acknowledge that it is your responsibility to identify and address those key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of your results of operations. As such, we will defer to your judgment in providing investors with a sufficient discussion and analysis of your results of operations. Nonetheless, we continue to urge you to consider the points we have raised in preparing future results of operations discussions and analyses.

RESPONSE:

Optical Cable will continue to describe unusual or infrequent events or transactions and significant economic changes that materially affected the amount of reported income from continuing operations in its future filings. Optical Cable will also continue to describe any other significant components of revenues or expenses that should be described in order to understand Optical Cable’s results of operations. If Optical Cable’s financial statements disclose material increases in net sales or revenues, Optical Cable will provide a narrative discussion to the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services.

In addition, you have noted that there are instances in which Optical Cable is not quantifying the impact multiple factors listed have had on a specific line item. Optical Cable will go into greater detail in future filings to quantify how the factors listed impact specific line items. However, please note that the multiple factors affecting sales to which Optical Cable has previously referred may be quite difficult to separate, particularly with any reasonable degree of accuracy. As further background, factors affecting changes in sales volumes can be transaction and customer specific, even within similar markets. Additionally, Optical Cable’s sales are predominately through distribution channels or other middlemen, which can reduce the visibility to trends and changes in product demand by end-users. And with thousands of products offered, an average order size of less than $5,000 per order, low backlogs, short lead times, no order commitment from customer until a purchase order is issued by customer to Optical Cable, and end-users in hundreds of different types of businesses with unique macro- and micro-economic circumstances, meaningfully separating and quantifying various factors affecting sales in a given period can be quite challenging. As a result, Optical Cable’s descriptions of factors impacting sales have been less specific and not individually quantified. The Company will endeavor to improve its disclosures in this area.

Optical Cable has previously disclosed that its gross profit margin percentages are heavily dependent upon product mix and the staff points out that Optical Cable does not provide an analysis for each period presented of Optical Cable’s product mix. This is because there are thousands of different types of cable that can be and are manufactured and sold by Optical Cable. Different types of cable are often designed specifically for individual customer needs, and the types of cable produced change often. Additionally, gross profit margins can greatly vary by type of product and competitive pricing considerations (sometimes even on specific orders). This means that meaningful comparisons from quarter to quarter or year over year are not possible and attempting to do comparisons could be misleading to investors.

Optical Cable believes it is not feasible to do an in-depth product mix analysis at this time.

In future filings, the Company will reintroduce a discussion related to the phase out of the extraterritorial income exclusion and the phase out of the exclusion. Please note, subsequent to fiscal year 2008, this should no longer be applicable as a result of the phase out which was completed by the end of calendar year 2006 (impacting the first two months of Optical Cable’s fiscal year 2007).

COMMENT:

Liquidity and Capital Resources, page 12

1.	We note your response to comment 2 in our letter dated July 14, 2008. Specifically, you note that you will disclose the amount of expected capital expenditures for the future annual period “to the extent such disclosure is required.” In this regard, we note the following guidance:

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Item 303(A)(2)(i) of Regulation S-K requires registrants to, “[d]escribe the registrant’s material commitments for capital expenditures as of the end of the latest fiscal period, and indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments.”

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Item 303(A)(2)(ii) of Regulation S-K further requires registrants to “[d]escribe any known material trends, favorable or unfavorable, in the registrant’s capital resources. Indicate any expected material changes in the mix and relative cost of such resources.”

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Section 501.03.a. of the Financial Reporting Codification states, “Except where it is otherwise clear from the discussion, Item 303(a)(1) and Instruction 2 and 5 to Item 303(a) together also mandate indication of which balance sheet conditions or income or cash flow items should be considered in assessing liquidity, and a discussion of prospective information regarding the registrant’s short and long-term sources of and needs for, capital. Disclosure of material commitments for capital expenditures as of the end of the latest fiscal period is required by Item 303(a)(2).”

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Section 501.03.b. of the Financial Reporting Codification states, “The staff also encourages registrants to identify and discuss those factors relevant to an understanding of the company’s future objectives, plans and its ability to complete those plans. Anticipated sources of financing are particularly important to capital enterprises where planned expenditures also are many times more meaningful than legal commitments.”

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Section 501.13 of the Financial Reporting Codification states, in part, “A company is required to include in MD&A the following information, to the extent material...historical information regarding sources of cash and capital expenditures...the existence and timing of commitments for capital expenditures and other known and reasonably likely cash requirements.”

•	Section 501.13.d. of the Financial Reporting Codification states, “Companies generally have some degree of flexibility in determining when and how to use their cash resources to satisfy obligations and make other capital expenditures. MD&A should describe known material trends or uncertainties relating to such determinations. For example, a decision by a company in a highly capital-intensive business to spend significantly less on plant and equipment than it has historically may result in long-term effects that should be disclosed if material. Material effects could include more cash, less interest expense and lower depreciation, but higher future repair and maintenance expenses or a higher cost base than the company would otherwise have.”

In addition to the above guidance, we further note from Exhibit 99.2 of Form 8-K filed on January 30, 2008, that an analyst specifically requested this information. As such, we continue to believe that disclosure of the amount of expected capital expenditures for the future annual period is a material disclosure that should be made in accordance with the above guidance and is useful information to investors. Please confirm that you will provide such disclosure in future filings.

RESPONSE:

Optical Cable did not have any material commitments for capital expenditures as of the end of the latest fiscal period. The Company confirms that it will describe any material commitments for capital expenditures and indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments in accordance with Item 303(A)(2)(i) of Regulation S-K in its future filings, as applicable.

Optical Cable will also describe known material trends, favorable or unfavorable, in its capital resources and indicate expected material changes in the mix and relative cost of such resources in accordance with Item 303(A)(2)(ii) of Regulation S-K in its future filings, to the extent applicable.

In future filings, Optical Cable will disclose either its budgeted capital expenditures or its expected capital expenditures, whichever is deemed most meaningful by management. However, the Company also believes it is necessary to, and will be providing cautionary statements, so that investors know and understand that Optical Cable is not committed to make any of the capital expenditures stated in the budget.

COMMENT:

(4) Note Receivable, page 25

1.

We note your response to comment 4 in our letter dated July 14, 2008. Specifically, we note your statement, “Optical Cable does not believe the loan to Applied Optical Systems, Inc. is impaired based on the definition in paragraph 8 of SFAS 114 because Optical Cable believes that all amounts due, including interest accrued at the contractual rate for the period of delay is collectible.” Paragraph 8 of SFAS 114 states, “A loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. As used in this Statement and in

Statement 5, as amended, all amounts due according to the contractual terms means that both the contractual interest payments and the contractual principal payments of a loan will be collected as scheduled in the loan agreement.” We further note your statement, “it became apparent during the preparation of our filings for the third quarter of fiscal year 2006 that there would be a delay in the Borrower’s ability to pay interest on the amounts loaned in accordance with the contractual terms of the agreement. Because of this delay, Optical Cable did not believe it would be appropriate to continue recognizing interest income.” Finally, we note that in your June 30, 2008 Form 10-Q you acknowledge the maturity date of July 31, 2008 for the note receivable may be extended. As such, it remains unclear to us how you determined the note receivable is not impaired.

•

Please provide us with a more detailed analysis of the note receivable and the guidance in SFAS 114 regarding your determination that the note receivable is not impaired with a view toward future disclosure. Otherwise, please revise your disclosures in future filings to state that the note receivable is impaired along with the other required disclosures in paragraphs 20 and 20A of SFAS 114. Please refer to FASB Viewpoints, “Application of FASB Statement 5 and 114 to a Loan Portfolio,” April 12, 1999 (included in FASB Current Text Section I08, paragraphs .801-.832) for additional guidance.

•	Please disclose the reason why you have discontinued recognizing interest income on the note receivable beginning in the third quarter of fiscal year 2006 in future filings.

•	Please disclose the method used to measure the amount of impairment based on the guidance in paragraphs 11-17 of SFAS 114 in future filings.

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If you based your measurement of the note receivable impairment on the present value of expected future cash flows discounted at the note receivable’s effective interest rate, please include disclosure, if correct, that the present value of expected future cash flows discounted at the note receivable’s effective interest exceeded the recorded note receivable including accrued interest.

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If you based your measurement of the note receivable impairment on the fair value of the collateral, please disclose as such and that the fair value of the collateral exceeds the recorded note receivable including accrued interest.

•

In your Critical Accounting Policies and Estimates section of MD&A, provide quantitative and qualitative disclosures of the method used to estimate impairment of the note receivable including the material assumptions used in this measurement method and a sensitivity analysis of the assumptions in future filings. Otherwise, tell us why you do not believe this estimate is material to your consolidated financial statements. Refer to Section 501.14 of the Financial Reporting Codification for guidance.

As previously requested, please provide us with the disclosures you intend to include in future filings to address our concerns raised in this comment and comment 4 in our letter dated July 14, 2008.

RESPONSE:

Paragraph 8 of Statement of Financial Accounting Standards No. 114 (“SFAS 114”) states in part that:

“A loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. As used in this Statement and in Statement 5, as amended, all amounts due according to the contractual terms means that both the contractual interest payments and the contractual principal payments of a loan will be collected as scheduled in the loan agreement. . . . A loan is not impaired during a period of delay in payment if the creditor expects to collect all amounts due including interest accrued at the contractual interest rate for the period of the delay. Thus, a demand loan or other loan with no stated maturity is not impaired if the creditor expects to collect all amounts due including interest accrued at the contractual interest rate during the period the loan is outstanding.”

The Company’s loan to, and related transactions with, Applied Optical Systems, Inc. (the “Borrower”), was and is part of a strategy to preserve future options for Optical Cable with respect to (i) expansion of the Company’s product line offering, (ii) additional channels to market for military and harsh environment fiber optic cable products, and (iii) responding to potential changes to existing strategic partnerships as deemed necessary or appropriate by management in reaction to changes in the competitive landscape (specifically with respect to fiber optic cable products for the military and harsh environment applications).

For these reasons, the maturity date of the loan has not been significantly meaningful to the Company in regards to this transaction, but has been more a means to keep an open dialogue between the Company and the Borrower, who the Company views as a long-term strategic partner. Additionally, the timing of the payment of accrued interest was not critical to the Company, and delays in the payment of interest were not viewed as problematic from a business standpoint, provided that the Company’s judgment was that all accrued interest and principal would ultimately be paid in full. Furthermore, additional periodic advances by the Company were contemplated during the Borrower’s start-up phase.

While the loan had a stated maturity date of July 31, 2008 as of the Company’s filing of its Form 10-Q for the second fiscal quarter of 2008, and while the loan called for monthly payments of accrued interest, the substance (rather than the form) of the loan and intention of the Company has been that this loan be a non-current demand loan to the Borrower with the Company expecting to demand payment of both accrued interest and principal at some future date. While earlier payments of interest and/or principal were welcome, the lack of such payments was not viewed as significant.

The Company’s actions and disclosures have been consistent with this view. First, Optical Cable has consistently classified the loan to AOS as a non-current asset on the Company’s balance sheet. Second, according to its terms, the loan has been payable in full at any time upon demand by the Company since July 31, 2006 (in connection with the fourth amendment to the loan and security agreement dated February 24, 2006). The maturity date of the loan has also been extended by amendment dated July 29, 2008 and was extended by amendments previously on two other occasions. In each case, the extension of the due date was not based on the belief by management that any amounts due under the loan were in jeopardy, but rather has been based on the fact that management deemed it appropriate to extend the due date of the loan given the anticipated long-term relationship with the Borrower. The Company has not issued any demand letters to the Borrower as a result of any delays in payment of interest or principal.

As set forth above, SFAS 114, paragraph 8 indicates that a loan with no stated maturity would not be considered impaired so long as the Company expects to collect all amounts due at the contractual interest rate. Given the facts surrounding the loan to the Borrower and the substance of the loan, the Company believes it is reasonable to conclude that this loan is not “impaired.”

While the Company does not believe the loan to the Borrower should be considered impaired, the Company also did not believe it was appropriate to continue recognizing interest income on a current basis given the uncertainty as to the timing of the ultimate collection of the accrued interest. The Company believes that given the facts surrounding the loan to the Borrower, the best judgment of the Company was and still is that the recognition of income for accrued interest should have been suspended.

The Company will in its future filings disclose the fact that the Company discontinued recognizing interest income in January of 2006 based on uncertainty as to when (not if) the interest would ultimately be collected. The Company will also in future filings describe the Company’s view of this loan in greater detail, consistent with the response above.

Very truly yours,

WOODS ROGERS PLC

Brian Michael Brown

cc:	Neil D. Wilkin, Jr., President, CEO and Chairman of the Board
Tracy Smith, Senior Vice President and Chief Financial Officer
Nick Conte, Woods Rogers PLC
T. Douglas McQuade, KPMG LLP